EXHIBIT 7
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          FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - NOVEMBER 10, 2003
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Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta will release its 2003 third quarter results before the market opens on Thursday, November 13, 2003. A conference call and question and answer session for analysts and investors will be held on the same day at 2:00 p.m. Mountain Standard Time (4:00 p.m. Eastern). Ray Chan, President and Chief Executive Officer, and Dan Belot, Vice-President, Finance and Chief Financial Officer will discuss the financial and operational results for the third quarter.

         3rd Quarter Results Conference Call:
                  Toll-Free across North America - 1-800-440-1782

         A recorded playback of the call will also be available until November 27, 2003 Toll-Free across North America:
                  1-800-558-5253, Reservation # 21164745 Within Toronto and area: 1-416-626-4100, Reservation # 21164745

         The conference call will be archived on Baytex's website at WWW.BAYTEX.AB.CA. starting on November 14, 2003.

Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts, by production, in Canada. Baytex is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations:  403-538-3660
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca